EXECUTIVE EMPLOYMENT AGREEMENT
THIS AGREEMENT made the as of the 24th day of October, 2011.
BETWEEN:
ONCOLYTICS BIOTECH (U.S.), INC.
("OBUS")
-and-
GERARD T. KENNEALEY, M.D.
(the "Employee")
WHEREAS:

A.	OBUS and its Affiliates (as defined herein) are engaged in the business of developing pharmaceutical products;

B.	OBUS has made an offer of employment to the Employee, subject to the terms and conditions contained herein, and the employee has accepted the offer of Employment;
NOW THEREFORE the parties agree as follows:
Section 1 - Definitions and Interpretation

(1)In this Agreement the following defined terms shall have the meanings indicated:

(a)
”Affiliate” means any entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with a party. For the purposes of this definition, control shall mean: (i) the direct or indirect ownership of fifty percent (50%) or more of the voting stock of a corporation; or (ii) the direct or indirect ownership of fifty (50%) or more of the ownership interest of any other entity; or (iii) the ability to elect a majority of the directors of the entity;

(b)
"Business" means the business currently carried on by OBUS and its Affiliates, which is the development, testing, marketing and sale of pharmaceutical products together with such additional business as OBUS or its Affiliates may decide to undertake from time to time;

(c)	"Commencement Date" means October 24, 2011;

(d)	"Confidential Information" means all confidential information of OBUS and its Affiliates and includes:

(i)
any data or information directly or indirectly related to the Business or arising directly or indirectly in the course of, or derived from the Employee's employment with OBUS whether related to products, equipment, inventions, ideas, designs, methods, systems, improvements, processes, research or otherwise;

(ii)	any technical or scientific know-how;

(iii)
financial and sales information, customer lists, pricing policies, lists of suppliers, proprietary computer programs in any format whatsoever, programming techniques, the manner of plans or methods of operation and the like relating to the Business;

(iv)
patent applications, drawings, blueprints, manuals, letters, notebooks, reports and all other materials (written or otherwise) related to the Business or to the agents, joint venturers or contractors of OBUS or its Affiliates; and

(v)	any information provided to or received by OBUS or its Affiliates on a confidential basis;

(e)
"Intellectual Property" means all information, data, designs, processes, software, algorithms and inventions, including those that may be the subject of patent, copyright, industrial design, trademarks, trade secret or other forms of legal protection, made, conceived or developed by the Employee during the term of employment with OBUS, whether alone or jointly with others and whether during or after regular working hours, that relates to or in any way pertains to or connects with any matter developed, or under investigation or development by OBUS or its Affiliates, or related to the Business;

(f)	"Termination Event" means:

(i)	breach by the Employee of any material provision of this Agreement;

(ii)	material violation by the Employee of any statutory or common law duty of loyalty to OBUS or its Affiliates;

(iii)	the commission of a criminal offence by the Employee against OBUS or its Affiliates; and

(iv)	personal or professional conduct of the Employee which in the reasonable and good faith judgment of OBUS may significantly injure OBUS' Business or interfere with the Employee's job performance.

(2)This Agreement shall be governed by and construed in accordance with the laws in force in the State of Delaware.

(3)The parties shall with reasonable diligence take all action, do all things, attend or cause their representatives to attend all meetings and execute all further documents, agreements and assurances as may be required from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.

(4)The following schedules are attached to and form part of this Agreement:

Schedule "A" - Job Description
Schedule “B” - Benefits

Section 2 - Employment

(1)OBUS agrees to employ the Employee in the position of Senior Vice President of Clinical Development and Chief Medical Officer of OBUS and of its Affiliates, and the Employee accepts the employment, starting on the Commencement Date.

(2)The Employee shall perform the duties and responsibilities associated with the position of Senior Vice President of Clinical Development and Chief Medical Officer for OBUS and its Affiliates, including those set out on the Job Description attached as Schedule "A". The Employee may, from time to time, be assigned or undertake additional duties and responsibilities consistent with those generally appropriate for a Senior Vice President of Clinical Development and Chief Medical Officer, including duties and responsibilities for Affiliates of OBUS, and the Employee's duties and responsibilities may be modified or expanded from time to time by OBUS, acting reasonably.

(3)The Employee shall perform the duties and responsibilities set out in Section 2(2):

a.	diligently, faithfully and to the best of the Employee's ability; and

b.	in the best interests of OBUS.

(4)The Employee shall comply with the terms, conditions and requirements of OBUS' Policy Manual, as the same may be amended, revised or added to from time to time.

Section 3 - Remuneration

(1)OBUS shall pay to the Employee a salary of THREE HUNDRED SIXTY-FIVE THOUSAND ($365,000.00) U.S. DOLLARS per annum, exclusive of bonuses, benefits and other compensation, payable in equal installments of FIFTEEN THOUSAND TWO HUNDRED EIGHT DOLLARS AND THIRTY-THREE CENTS ($15,208.33) U.S. DOLLARS on the 15th and last day of each month.

(2)OBUS shall, on or before the anniversary date of this Agreement in each year, evaluate and set the Employee's salary for the next ensuing year.

(3)OBUS shall reimburse the Employee for all reasonable out-of-pocket expenses incurred by the Employee in the performance of the Employee's obligations under this Agreement, subject to OBUS' policies then in force.

(4)OBUS shall be entitled to withhold from any payments made to the Employee any amounts that OBUS is required to withhold pursuant to any Act in force that relates to income tax, social security or pension plan premiums in any jurisdiction under which such payments are required to be made by or on behalf of the Employee.

Section 4 - Benefits

The Employee shall be entitled to participate in benefit plans described in Schedule "B" and in other benefit plans instituted by OBUS from time to time.

Section 5 - Vacations

The Employee shall, in addition to all statutory holidays, be entitled to twenty (20) days paid vacation during each twelve (12) month period of employment under this Agreement. The Employee's vacation time shall be governed by applicable policies of OBUS.
Section 6 - Place of Employment

The Employee shall be based in Delaware, shall perform the majority of the Employee's employment obligations in the United States and shall travel as needed, including to Affiliates' offices from time to time.

Section 7 - Confidential Information

(1)The Employee confirms that the Confidential Information is the sole and exclusive property of OBUS or its Affiliates and is held by the Employee in trust for the benefit of OBUS and its Affiliates. The Employee shall use the Employee's best efforts and exercise utmost diligence to protect and safeguard the Confidential Information. Neither during the period of employment by OBUS nor thereafter for a period of three years shall the Employee, directly or indirectly, use or disclose to any other person any Confidential Information, whether or not acquired, learned or obtained or developed by the Employee alone or in conjunction with others, except as such disclosure or use may be required in connection with the employment with OBUS or as may be agreed to in writing by OBUS.

(2)Subsection 7(1) shall not apply to Confidential Information that:

(a)	is in the public domain at the time of its disclosure, or which, after disclosure, becomes part of the public domain other than by disclosure by the Employee;

(b)	the Employee can show was in the Employee's possession at the time of disclosure and was not acquired from OBUS or its Affiliates; or

(c)	was received by the Employee from a third party without a covenant of confidentiality, provided such third party is under no obligation of confidentiality with respect to the Confidential Information.

(3)The Employee shall keep informed of OBUS' policies and procedures for safeguarding OBUS' property including, without limitation, the Confidential Information and the confidentiality thereof, and will strictly comply therewith at all times. The Employee shall not, except as required in the course of the employment with OBUS, remove from OBUS' premises any OBUS property including, without limitation, Confidential Information. The Employee shall, immediately upon termination of employment with OBUS, return to OBUS all of OBUS' property in the Employee's possession, including, without limitation, all tangible parts of or relating to the Confidential Information as is in the Employee's possession or under the Employee's control without retaining any copies or record thereof or any other mechanical means that, alone or in combination with other means, would permit the Employee to reproduce or make available the Confidential Information.

(4)The Employee shall advise any future employer, associate or affiliate that the Employee has signed this Agreement and is bound by its terms and conditions.

Section 8 - Intellectual Property

(1)The Employee confirms that any and all Intellectual Property shall be the sole and exclusive property of OBUS or its Affiliates and shall be assigned by the Employee to OBUS, or its nominee. The Employee agrees to disclose promptly to OBUS or its nominee any and all Intellectual Property and to execute written assignments of the Employee's right, title and interest in and to the Intellectual Property to OBUS or its nominee.

(2)With respect to any Intellectual Property, the Employee also agrees:

(a)	to assist OBUS or its nominee in preparing any necessary copyright and patent applications, including United States and foreign applications, covering the Intellectual Property;

(b)	to sign and deliver all such applications and their assignment to OBUS or its nominee; and

(c)
generally to give all information and testimony, to co-operate with OBUS and its solicitors, to sign all lawful papers, and to do all lawful things that may be needed or requested by OBUS to obtain, extend, reissue, maintain or enforce copyrights or patents covering the Intellectual Property.

(3)OBUS shall bear all expenses that are incurred in obtaining, extending, reissuing, maintaining and enforcing any and all copyrights or patents in respect of the Intellectual Property assigned to OBUS or its nominee by the Employee, and in the vesting and perfecting of title thereto in OBUS or its nominee and shall pay the Employee reasonable compensation for any time that OBUS may require the Employee to expend in order to accomplish the above subsequent to the termination of employment with OBUS.

(4)The Employee hereby waives in favor of OBUS and its Affiliates, all moral rights in any and all copyright works authored or co-authored by the Employee during the term of this Agreement that directly relate to the Business of OBUS or its Affiliates.

Section 9 - Term and Termination

(1)The Employee's employment under this Agreement shall commence on the Commencement Date and shall continue until terminated in accordance with this Section 9.

(2)Subject to Sections 9(3), (4) and (5), and notwithstanding any other provision contained herein to the contrary, the employment relationship between the Employee and OBUS arising out of this Agreement may be terminated upon forty-five (45) days notice being given to OBUS by the Employee or immediately upon notice being given to the Employee by OBUS.

(3)If OBUS is entitled to terminate this Agreement for cause, or as the result of a Termination Event, OBUS shall not be required to compensate the Employee in respect of such termination or provide any period of notice in lieu of compensation with respect to such termination.

(4)Subject to Section 9(5), if this Agreement is terminated by OBUS at any time other than pursuant to Section 9(3), the Employee shall be entitled to notice or pay in lieu of notice determined as follows:

(a)	if this Employment Agreement is terminated during the first year after the Commencement Date, the Employee shall be entitled to Six (6) months' notice or pay in lieu of notice; and

(b)	if this Employment Agreement is terminated at any time after the first anniversary of the Commencement Date, the Employee shall be entitled to twelve (12) months' notice or pay in lieu of notice.

(c)
The severance payment as provided for in this Section 9(4) shall include an amount equal to the value of the payment in lieu of benefits to which the Employee would otherwise have been entitled during the notice period. Such severance compensation shall be paid to the Employee so as to maximize any reduction in income tax payable thereon as permitted by applicable laws.

(5)    Notwithstanding Section 9(4), if there is a change of control of OBUS, as defined herein, and if this Agreement is terminated by OBUS at any time within one (1) year following the change of control other than pursuant to Section 9(3), the Employee shall be entitled to severance payment equal to twice that determined pursuant to Section 9(4). Such severance compensation shall be paid to the Employee so as to maximize any reduction in income tax payable thereon as permitted by applicable laws. For the purposes of this Section 9(5), “change of control” means any amalgamation, merger or other corporate reorganization which results in any change in the present effective voting control of OBUS, or will result in a change of the person or persons who own or control sufficient voting shares in OBUS to elect a majority of the directors of OBUS, or will result in a person acquiring sufficient voting shares in OBUS to elect a majority of the directors of OBUS.
(6)    The Employee acknowledges and agrees that notice or payment in lieu of notice in accordance with Section 9(4) or 9(5) shall be and is conclusively deemed to be reasonable compensation for termination of this Agreement and hereby waives any claim or potential claim that the Employee now has or may hereafter have, against OBUS for further compensation or notice other than that provided by the terms of this Agreement.
(7)    The Employee confirms that:

(d)
any breach of this Agreement or unauthorized disclosure of Confidential Information may result in irreparable harm to the Business of OBUS or its Affiliates and considerable monetary damages to OBUS and its Affiliates;

(e)	the damages suffered by OBUS may be difficult to establish; and

(f)	interim and permanent injunctions may be the only suitable remedy for OBUS;

but nothing herein shall in any way limit or restrict any other remedies available to OBUS at law or in equity including an action for damages.
(8)    Termination of the Employee's employment with OBUS for any reason whatsoever shall not terminate the Employee's obligations under Sections 7, 8 and 10 of this Agreement.
Section 10 - Non-Competition

(1)The Employee shall not, during the term of this Agreement, engage, hold an interest in or have any involvement, either directly or indirectly, in any business entity, venture or undertaking if such would materially interfere with or conflict with the Employee's duties and obligations to OBUS as provided for under this Agreement, provided that the acquisition of a non-control position in publicly traded companies will not contravene this Section.

(2)The Employee shall not, during the term of this Agreement, and for a period of one (1) year following the termination or expiration of this Agreement, either individually or in partnership or jointly or in conjunction with any person, firm or corporation as principal, employee, partner, director or as a shareholder or investor (if actually involved in the management of a business which is competitive with the Business of OBUS or its Affiliates) carry on or be engaged in any business which is directly competitive with the Business of OBUS or its Affiliates.

(3)The parties agree that all of the restrictions contained in Subsection 10(2) hereof are reasonable and valid, and that all defenses to the strict enforcement thereof by OBUS are hereby waived by the Employee.

(4)The Employee agrees that the remedy at law for any breach by the Employee of the provisions of this Section 10 may be inadequate and that in the event of such breach, OBUS may make an application to a court of competent jurisdiction for an order granting OBUS temporary, permanent or both kinds of injunctive relief against the Employee, without the necessity of proving actual damage to OBUS.

(5)The Employee agrees that any waiver by OBUS of a breach of this Agreement by the Employee shall only be a waiver with respect to the particular breach giving rise to the waiver.

Section 11 - Notices

All notices, reports, invoices, payments and formal communications (collectively referred to as "Notices") required or permitted to be given hereunder shall be in writing and shall be delivered personally or sent by prepaid registered mail or facsimile transmission to the following address or such other address as the relevant party may notify from time to time:
TO:    OBUS
ONCOLYTICS BIOTECH (U.S.), INC.
107 San Pedro Road
Half Moon Bay, California, 94019
Attention: President

WITH COPY TO:
ONCOLYTICS BIOTECH INC.
Suite 210, 1167 Kensington Crescent N.W.
Calgary, Alberta, T2N 1X7
Attention: President
TO:    The Employee

Gerard T. Kennealey, M.D.
1308 Copley Drive
Wilmington, DE
19803-4118

Notices sent by prepaid registered mail shall be deemed to be received by the addressee on the seventh day (excluding Saturdays, Sundays, Statutory Holidays and any period of postal disruption) following the mailing thereof. Notices personally served shall be deemed to be received when actually delivered, provided such delivery shall be during normal business hours.
Section 12 - Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and:

(a)	in the case of OBUS, its successors and permitted assigns; and

(b)	in the case of the Employee, the Employee's heirs, executors, administrators or other personal representatives.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

ONCOLYTICS BIOTECH (U.S.), INC.

		Per:	/s/ Kirk Look
Kirk Look, CA
CFO

		Per:	/s/ Mary Ann Dillahunty
Mary Ann Dillahunty
President

/s/ Debbie McCluskey	/s/ Gerard Kennealey
Witness	GERARD T. KENNEALEY, M.D.

SCHEDULE "A"
JOB DESCRIPTION

In the Employee's position as Senior Vice President of Clinical Development and Chief Medical Officer of OBUS the Employee shall report to the President of OBUS. In the Employee's position of Senior Vice President of Clinical Development and Chief Medical Officer of Oncolytics Biotech Inc., the Employee shall report to the President and CEO of Oncolytics Biotech Inc.

The Employee shall perform the duties and responsibilities associated with the position of Senior Vice President of Clinical Development and Chief Medical Officer, and without limiting the generality of the foregoing, shall provide guidance and assistance to OBUS and its Affiliates related to:

1.	discussions concerning clinical and regulatory strategy;

2.	discussions with clinical oncologists concerning clinical trial structure; and

3.	preparation for and attendance at meetings with appropriate regulatory authorities;

4.	acting as one of the representatives of OBUS and its Affiliates for communications with the U.S. FDA and other regulatory agencies;

5.	oversight of compliance with existing good clinical practice (GCP) guidelines including drug safety reporting requirements for all clinical studies under INDs of OBUS and its Affiliates;

6.	support licensing and business development efforts with clinical updates and presentations when requested.

SCHEDULE "B"
BENEFITS

The Employee shall be entitled to receive an amount (currently 8.25% of Base Salary) for purposes of funding employee benefits (the “Benefit Amount”). OBUS has established a menu of benefits that the Employee may elect to participate in as follows:

Cash Fringe Benefit Payout
The Employee may elect to receive all of the Benefit Amount as a Cash Fringe Benefit. This payout shall be taxable in accordance with the relevant regulations and is paid out quarterly.

Deferred Compensation
The Employee may elect to participate in our Safe Harbor 401(K) Plan (the “Plan”) and allocate a portion of base salary to the Plan, up to the prescribed maximum, and in accordance with the requirements thereof.

Included in the Plan is a graded Company contribution match (the “Company Match”) which is based on the Employee's contribution and is an additional contribution to the Plan on behalf of the Employee. The Company Match is based on the following contribution grid and is funded from the Benefit Amount:

Employee Contribution (% of base salary)	Company Match (% of base salary)

1%	1%
2%	2%
3%	3%
4%	3.5%
5% OR GREATER	4%
OBUS reserves the right to amend the contribution grid in order to maintain the Safe Harbor status of the Plan.

Flexible Spending Account
OBUS has established a Flexible Spending Account (the “FSA”) under the rules and guidelines set out by the U.S. Internal Revenue Service (the “IRS”). The FSA allows for the reimbursement of specific health care related costs on a pre-tax basis and the IRS has defined the types of expenditures eligible for reimbursement as well as plan maximums.

The Employee may elect to participate in our FSA and direct up to $2,500 of the Benefit Amount to the FSA.

Remaining Benefit Amount
The maximum Benefit Amount is 8.25% of Base Salary. The combination of the Company Match and the amount directed to the FSA may not exceed 8.25% of Base Salary. Any amount not allocated to the Plan or the FSA will be treated like a Cash Fringe Payout.